EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Years ended March 31,
	2010	2009	2008	2007	2006
Consolidated income (loss) before provision for (benefit from) income taxes	$1,679	($1,052)	($380)	$667	$865
Fixed charges:
Interest1	2,023	2,956	4,151	2,662	1,561
Portion of rent expense representative of the interest factor (deemed to be one-third)	8	8	8	7	7
Total fixed charges	2,031	2,964	4,159	2,669	1,568
Earnings available for fixed charges	$3,710	$1,912	$3,779	$3,336	$2,433
Ratio of earnings to fixed charges	1.83	(A)	(A)	1.25	1.55

1 Components of interest expense are discussed in the “Interest Expense” section of Item 7. “Management’s Discussion and
  Analysis”.

(A) Due to our loss in fiscal years 2009 and 2008, the ratio coverage was less than one to one.  We must generate additional earnings equal to pre-tax loss to achieve a coverage of one to one.